SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Maxus Real Property Investors-Four, L.P.
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2800
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/31/2003
(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

Bond Purchase, L.L.C. 43-1727861

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6)  Citizenship or Place of Organization

Missouri.

Number of Shares	(7) Sole Voting Power
Beneficially Owned by Each	(8) Shared Voting Power	2,345 Units
Reporting Person	(9) Sole Dispositive Power
With	(10) Shared Dispositive Power	2,345 Units

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

2,345 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)	20.62%

(14) Type of Reporting Person (See Instructions)	OO

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

David L. Johnson

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6)  Citizenship or Place of Organization

United States.

Number of Shares	(7) Sole Voting Power
Beneficially Owned by Each	(8) Shared Voting Power	2,345 Units
Reporting Person	(9) Sole Dispositive Power
With	(10) Shared Dispositive Power	2,345 Units

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

2,345 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)	20.62%

(14) Type of Reporting Person (See Instructions)	IN

Item 1.  Security and Issuer.

         This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D relates to limited partnership units (the “Units”), of Maxus Real Property Investors-Four, L.P., a Missouri limited partnership (the “Company”). The principal executive offices of the Company are located at 104 Armour Road, North Kansas City, Missouri 64116.

         Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the original report on the Schedule 13D, and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

        (a)    The aggregate number and percentage of Units to which this Schedule 13D relates is 2,345 Units, representing 20.62% of the 11,371 Units outstanding.

         Bond Purchase is the direct beneficial owner of 2,345 Units, representing approximately 20.62% of the 11,371 Units outstanding.

         Because Mr. Johnson is the majority equity interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be beneficial owner of the 2,345 Units held by Bond Purchase, representing 20.62% of the Units outstanding.

        (b)    No change.

        (c)    No Units were acquired or disposed of in the last sixty days by the persons named in paragraph (a) above. This Amendment No. 3 is being filed to reflect a change in the percentage of Units owned by the persons named in paragraph (a) above due to a change in the number of Units outstanding resulting from the Company's redemption of Units.

        (d)    No change.

        (e)    No change.

Item 7.  Material to be Filed as Exhibits.

        99.1    Joint Filing Agreement

SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C., a Missouri limited liability company

By:/s/ David L. Johnson
Name: David L. Johnson Title: Member

Dated: February 13, 2004

/s/ David L. Johnson
David L. Johnson

Dated: February 13, 2004

EXHIBIT INDEX

        99.1     Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the limited partnership units of Maxus Real Property Investors-Four, L.P. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of February, 2004.

BOND PURCHASE, L.L.C., a Missouri limited liability company

/s/ David L. Johnson
Name: David L. Johnson Title: Member

/s/ David L. Johnson
David L. Johnson